SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Amendment No.     )

Under the Securities Exchange Act of 1934

FTD Companies, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

30281V108

(CUSIP Number)

Richard N. Baer, Esq.

Senior Vice President and General Counsel

Liberty Interactive Corporation

12300 Liberty Boulevard

Englewood, CO 80112

(720) 875-5300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule13d-1 (e), 13d-1(f) or 13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Liberty Interactive Corporation

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 10,203,010

	8.	Shared Voting Power None

	9.	Sole Dispositive Power 10,203,010

	10.	Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by The Reporting Person 10,203,010

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒ Excludes shares beneficially owned by the executive officers and directors of Liberty.

13.	Percent of Class Represented by Amount in Row (11) Approximately 35%(1)

14.	Type of Reporting Person (See Instructions) CO

(1) This calculation is based on 29,191,006 shares of common stock of the Issuer which reflects (i) 18,987,996 shares of common stock outstanding as of November 10, 2014, as reported by the Issuer on its Quarterly

Report on Form 10-Q for the quarterly period ended September 30, 2014, filed by the Issuer with the SEC on November 13, 2014 plus (ii) 10,203,010 shares of common stock of the Issuer issued on December 31, 2014 in connection with the closing of the Transaction (as defined herein).

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No.  )

Statement of

LIBERTY INTERACTIVE CORPORATION

Pursuant to Section 13(d) of the Securities Exchange Act of 1934

in respect of

FTD COMPANIES, INC.

Item 1.   Security and Issuer

Liberty Interactive Corporation (the “Reporting Person” or “Liberty”) is filing this statement on Schedule 13D (this “Statement”) with respect to the shares of common stock, par value $0.0001 per share (the “Common Stock”), of FTD Companies, Inc., a Delaware corporation (the “Issuer” or “FTD”). The Issuer’s principal executive offices are located at 3113 Woodcreek Drive, Downers Grove, IL 60515.

Item 2.   Identity and Background

(a) - (c)

This Statement is filed by Liberty, a Delaware corporation, whose principal business is owning interests in a broad range of video and online commerce businesses. The business address and principal office of the Reporting Person is 12300 Liberty Boulevard, Englewood, Colorado 80112.

The Reporting Person is filing this Statement to report its acquisition of beneficial ownership of 10,203,010 shares of Common Stock of FTD (the “FTD Shares”) on December 31, 2014 (the “Closing Date”), as further described in Item 3 of this Statement.

(d) - (f)

Annex A attached hereto contains the following information concerning each director, executive officer and controlling person of Liberty: (a) the name and residence or business address; (b) the principal occupation or employment, and (c) the name, principal business and address of any corporation or other organization in which such employment is conducted. Annex A is incorporated herein by reference. All executive officers and directors listed are United States citizens, unless otherwise noted on Annex A.

Neither Liberty, nor, to the best of the knowledge of Liberty, any of its executive officers and directors named on Annex A, has, during the last five years, been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration

Pursuant to the terms of a Stock Purchase Agreement (the “Stock Purchase Agreement”), dated as of July 30, 2014, by and among Liberty, FTD and Provide Commerce Inc. (“Provide Commerce”), a Delaware corporation and wholly owned subsidiary of Liberty prior to the closing of the transactions contemplated by the Stock Purchase Agreement (the “Transaction”), the Issuer acquired from the Reporting Person all of the issued and outstanding shares of common stock, par value $0.001 per share, of Provide Commerce, and in consideration therefor, the Issuer delivered to the Reporting Person the FTD Shares, together with cash in the amount of $145 million, as described in Item 6 of this Statement.

The information contained in Item 6 of this Statement is incorporated herein by reference.

Item 4.   Purpose of the Transaction

The Reporting Person acquired the FTD Shares on the Closing Date pursuant to the Stock Purchase Agreement and intends to hold such shares for investment purposes.

Subject to the foregoing and except as described in Item 6 of this Statement or contained in the agreements incorporated by reference as Exhibits hereto, (i) Liberty does not have and, to the best of Liberty’s knowledge, none of its directors or executive officers have, any current plans or proposals that relate to or would result in any of the actions set forth in clauses (a) through (j) of Item 4 of Schedule 13D.

Notwithstanding anything contained herein, the Reporting Person specifically reserves the right to change its intention with respect to any or all of such matters. In reaching any decision as to its course of action (as well as to the specific elements thereof), the Reporting Person currently expects that it would take into consideration a variety of factors, including, but not limited to, the following: the Issuer’s business and prospects; other developments concerning the Issuer and its businesses generally; other business opportunities available to the Reporting Person; developments with respect to the business of the Reporting Person; changes in law and government regulations; general economic conditions; and money and stock market conditions, including the market price of the securities of the Issuer; provided that any course of action taken by the Reporting Person will be subject to the contractual restrictions described in Item 6 of this Statement.

The information contained in Item 6 of this Statement is incorporated herein by reference.

Item 5.   Interest in Securities of the Issuer

(a)-(b) The Reporting Person beneficially owns 10,203,010 shares of Common Stock, which shares constitute approximately 35% of the outstanding shares of Common Stock of the Issuer (calculated in accordance with Rule 13d-3). The foregoing calculation is based on 29,191,006 shares of Common Stock outstanding, which reflects (i) 18,987,996 shares of Common Stock outstanding as of November 10, 2014, as reported by the Issuer on its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2014, filed by the Issuer with the SEC on November 13, 2014 plus (ii) 10,203,010 shares of Common Stock issued on the Closing Date in connection with the closing of the Transaction.

(c) On December 31, 2014, Christopher W. Shean received a grant of 1,325 restricted shares of Common Stock of the Issuer upon his appointment to the Issuer’s board of directors (the “FTD Board”). Other than as provided in the foregoing sentence, neither the Reporting Person nor, to the knowledge of the Reporting Person, any of its executive officers and directors named on Annex A, has effected any transactions in the Common Stock during the 60 days preceding the date hereof.

(d) Not applicable.

(e) Not applicable.

The information contained in Item 6 of this Statement is incorporated herein by reference.

Item 6.   Contracts, Arrangements, Understandings, or Relationships with Respect to the Securities of the Issuer

On July 30, 2014, FTD, Liberty and Provide Commerce entered into the Stock Purchase Agreement pursuant to which FTD would acquire from Liberty all of the outstanding shares of Provide Commerce in consideration for a combination of cash and Common Stock as further described below. Pursuant to the terms of the

Stock Purchase Agreement, on the Closing Date, Liberty entered into the Investor Rights Agreement with FTD (the “Investor Rights Agreement”). The following summaries of the Stock Purchase Agreement and the Investor Rights Agreement do not purport to be complete, and are qualified in their entirety by reference to the full text of each such document, which are incorporated by reference as exhibits to this Statement.

The Stock Purchase Agreement

On the Closing Date, pursuant to the terms of the Stock Purchase Agreement, FTD, Inc., a wholly owned subsidiary of FTD, acquired from a wholly owned subsidiary of Liberty all of the issued and outstanding shares of common stock, par value $0.001 per share, of Provide Commerce for consideration consisting of (1) approximately $145 million in cash, which amount included approximately $23 million in respect of Provide Commerce’s estimated cash on hand, and (2) the FTD Shares. The Stock Purchase Agreement provides that the cash portion of the consideration will be adjusted following the Closing Date to account for Provide Commerce’s cash on hand as of the Closing Date and certain other working capital adjustments.

The Stock Purchase Agreement contains customary representations and warranties made by each of FTD, Liberty and Provide Commerce. Subject to certain exceptions, Liberty and FTD have agreed to indemnify each other for breaches of representations and warranties, breaches of covenants and certain other matters. The indemnification obligations provided by each party to the other with respect to breaches of certain representations and warranties are subject to a cap on losses of $86 million and apply only to the extent such losses exceed $4.3 million in the aggregate (in which case, the indemnifying party will be responsible for losses in excess of $4.3 million), each of which cap and deductible amounts are subject to certain exceptions.

The Investor Rights Agreement

Ownership Cap; Permitted Tender Offer

Under the terms of the Investor Rights Agreement, Liberty and its controlled affiliates are prohibited from acquiring additional shares of Common Stock if, following such acquisition, (1) until December 31, 2016, Liberty would beneficially own (as determined pursuant to Rule 13d-3 under the Exchange Act)  in excess of 37.5% of the total number of the outstanding shares of Common Stock, and (2) after December 31, 2016, Liberty would beneficially own in excess of 40% of the total number of outstanding shares of Common Stock (such restriction, the “Ownership Cap”).

Notwithstanding the Ownership Cap, Liberty is permitted, subject to certain conditions, to make and consummate a non-negotiated permitted tender offer (a “Permitted Offer”) to acquire additional shares of Common Stock if, (a) after December 31, 2016, Liberty has negotiated in good faith with the FTD Board for a period of at least thirty days and is unable to reach an agreement on a transaction or (b) at any time following 10 days after the date a third party makes an unsolicited tender offer for shares of Common Stock and if, during such 10 day period, FTD fails to take customary defensive actions, provided, (i) in the case of clauses (a) and (b), that the Permitted Offer must be an offer for all outstanding shares of Common Stock and (ii) in the case of clause (a) only, the Permitted Offer cannot close unless and until a majority of the outstanding shares of FTD common stock not owned by Liberty have been tendered (the “Minimum Condition”).

Liberty Representation on the FTD Board of Directors

Pursuant to the terms of the Stock Purchase Agreement, on the Closing Date the FTD Board appointed Liberty designees Candace Duncan (former Managing Partner of KPMG), Sue Ann Hamilton (former Executive Vice President of Programming of Charter Communications, Inc. and Principal of Hamilton Media), Robin Pringle (Vice President of Corporate Development of Liberty) and Christopher Shean (Senior Vice President and Chief Financial Officer of Liberty) (each, an “Investor Director”), as members of the FTD Board. Candace Duncan was appointed to the class of FTD directors whose terms expire at FTD’s 2015 annual meeting of stockholders, Christopher Shean and Sue Ann Hamilton were each appointed to the class of FTD directors whose terms expire at FTD’s 2016 annual meeting of stockholders, and Robin Pringle was appointed to the class of FTD directors whose terms expire at FTD’s 2017 annual meeting of stockholders.

Further, pursuant to the terms of the Stock Purchase Agreement and the Investor Rights Agreement, FTD was obligated to appoint one Investor Director to each of the Nominating and Corporate Governance Committee, Audit Committee and Compensation Committee of the FTD Board. Accordingly, upon the closing of the Transaction, Candace Duncan was appointed to the Audit Committee, Christopher Shean was appointed to the Compensation Committee and Sue Ann Hamilton was appointed to the Nominating and Corporate Governance Committee.

The Investor Rights Agreement provides that, following the closing:

•                  Liberty will be entitled to proportional representation on the FTD Board based upon its ownership percentage, rounded up to the next whole number of directors (provided, that if Liberty owns less than 10% of the Common Stock, then it is not entitled to nominate any person as a director);

•                  FTD will include each Liberty nominee in management’s slate of nominees for election to the FTD Board and be required to use its reasonable best efforts to cause the election of each Liberty nominee at subsequent FTD stockholders meetings;

•                  at least half of Liberty’s nominees must be independent under applicable listing standards, subject to Liberty’s rights to have at least two Liberty officers serving as directors; and

•                  FTD must appoint one of Liberty’s nominees to each committee of the FTD Board, subject to applicable listing standards and provided that no such director may serve as chairman of the board or chairman of a committee.

In addition, for a period of five years (or six years, in the event the FTD Board ceases to be classified or FTD implements majority voting for directors), and so long as (1) a Liberty-nominated director remains on the FTD Board and (2) Liberty owns less than 50% of the outstanding shares of Common Stock, Liberty will be required to vote its shares of Common Stock in favor of management’s slate of nominees for election to the FTD Board at each stockholders meeting at which directors are to be elected. So long as Liberty owns at least 5% of the outstanding shares of Common Stock, Liberty has agreed to attend, in person or by proxy, all meetings of FTD’s stockholders so that such shares may be counted for purposes of determining a quorum at such meetings.

DGCL 203 Waiver/Stockholder Rights Plan

Prior to the execution of the Stock Purchase Agreement, the FTD Board approved each of Liberty and its affiliates and associates as an “interested stockholder” under Section 203 of the Delaware General Corporation Law (“DGCL”).  FTD cannot amend, modify or rescind such resolution. FTD also may not implement a stockholder rights plan unless such plan by its terms exempts, or at the time of implementation FTD takes action to exempt, any acquisition of Common Stock by Liberty not prohibited by the terms of the Investor Rights Agreement.

Standstill Provisions

The Investor Rights Agreement further provides that Liberty will be bound by customary standstill provisions, including prohibitions on (i) entering into, proposing or facilitating any acquisition of Common Stock (except as permitted by the Investor Rights Agreement), any tender or exchange offer, merger or business combination involving FTD or its subsidiaries or any recapitalization, restructuring or extraordinary transaction with respect to FTD or its subsidiaries, (ii) engaging in any solicitation of proxies with respect to the voting of Common Stock, (iii) initiating any stockholder proposal for action by FTD’s stockholders, (iv) forming or participating in a group (as defined under Rule 13d-5(b) of the Exchange Act) or (v) calling special meetings of FTD’s stockholders. Certain standstill provisions will cease to apply upon the earlier of June 30, 2016 (the period between the execution of the Investor Rights Agreement and such date, the “restricted period”) and the occurrence of certain events, including that (i) Liberty’s ownership of Common Stock is less than 10% or greater than 50% of the outstanding shares of Common Stock, (ii) Liberty’s nominees for election to the FTD Board are not included on FTD’s management’s slate of directors for election to the FTD Board or are not elected to the FTD Board, (iii) a third party commences a tender or exchange offer for at least 35% of the Common Stock and FTD recommends such offer to its shareholders or does not timely recommend against such offer or (iv) FTD solicits from third parties, or enters into substantive discussions with third parties regarding a proposal with respect to a change of control.

Transfer Restrictions

During the restricted period, Liberty may not transfer any of the FTD Shares, subject to certain exceptions, including that Liberty may transfer the FTD Shares to any affiliate of Liberty (all of which affiliates are subject to the same restrictions as Liberty under the Investor Rights Agreement), in connection with a stock distribution transaction (including a spin-off, split-off or related action involving an entity holding Liberty’s interest in FTD), as part of a change of control of FTD, and in certain other cases.  Subject to certain exceptions, such as a public offering, a sale on the open market or in connection with a change of control transaction, Liberty may not transfer the FTD Shares to a prohibited transferee.  For purposes of the Investor Rights Agreement, a “prohibited transferee” is any party engaged in the business of providing floral products and services to consumers, retail florists or other retail locations offering floral products anywhere in the world and such floral products and services account for greater than 20% of such party’s consolidated revenues.

After the expiration of the restricted period, Liberty may sell the FTD Shares, subject to FTD’s right of first refusal as described below, provided that in no event may Liberty sell the FTD Shares to any person if, after giving effect to such transaction, such person would beneficially own in excess of 15% of the total outstanding shares of Common Stock, subject to certain exceptions.  If a transfer of the FTD Shares is (1) in a sale directly into the market pursuant to a registration statement or (2) in a sale on a securities exchange pursuant to Rule 144, then FTD has a right of first refusal with respect to such transfer, and may exercise such right at a price per share equal to the five-day volume weighted average price of Common Stock prior to the delivery of the notice of Liberty’s intent to sell, subject to certain restrictions and conditions.

Beginning December 31, 2017, subject to certain limitations, Liberty will be permitted to transfer shares of Common Stock in a block sale to a single party, who, following such transfer would own greater than 15% of the Common Stock, provided that Liberty also owns less than 5% of the Common Stock (a “block transfer”). Prior to any such block transfer, FTD would have a right of first offer to repurchase the applicable shares of Common Stock, subject to certain restrictions and conditions. In connection with a block transfer, FTD has agreed to amend any stockholder rights provision applicable to the transferee’s ownership of the Common Stock and approve the transferee as an “interested stockholder” under Section 203 of the DGCL so long as such transferee, after giving effect to the transfer of Common Stock to it, would not own shares in excess of the Ownership Cap. The transferee, FTD and Liberty will also enter into an amendment to the Investor Rights Agreement to substitute the transferee for Liberty as the Investor under the Investor Rights Agreement and to assign all rights and obligations of Liberty under the Investor Rights Agreement to the transferee (other than FTD’s right of first refusal and right of first offer).

The Investor Rights Agreement also includes limitations on pledging, stock lending and hedging transactions by Liberty of shares of Common Stock.  Liberty may engage in stock lending and pledging transactions, subject to certain caps, restrictions and conditions that apply both during and after the restricted period.  Following the restricted period, Liberty may engage in stock hedging transactions, subject to certain caps and restrictions.

Registration Rights

Pursuant to the terms of the Investor Rights Agreement, Liberty is entitled to customary demand and piggyback registration rights.

Participation Rights

In connection with certain issuances of Common Stock by FTD, Liberty will have certain rights to acquire such number of shares of Common Stock as is necessary to maintain its proportionate ownership interest in FTD for cash on the same terms and conditions as such issuance to third parties.

Notice of Certain Transactions

The Investor Rights Agreement provides that, for so long as Liberty owns at least 15% of the outstanding shares of Common Stock, FTD is required to provide advance notice to Liberty before entering into an agreement regarding a merger, consolidation, change of control or other business combination transaction. So long as Liberty beneficially owns 15% of the Common Stock, in the event FTD provides such notice, or solicits or enters into discussions regarding a proposed merger, consolidation, charge of control or other business combination transaction or a sale of a material portion of FTD’s assets, in each case, Liberty is entitled to engage in private discussions with, and make private proposals to, the FTD Board or management of FTD with respect to such proposed transaction or a competing proposal made by Liberty. In addition, if FTD enters into an agreement with a third party that would result in a change of control of FTD, FTD may issue to such third party, outside of Liberty’s participation right described above, a number of shares of Common Stock equal to 19.9% of the total number of shares of Common Stock then outstanding. However, such issuance will not dilute Liberty’s right to representation on the FTD Board and will be excluded from the calculation of the Minimum Condition in a Permitted Offer.

Item 7.   Material to be Filed as Exhibits

1.                                      Stock Purchase Agreement, dated July 30, 2014, by and among FTD Companies, Inc., Liberty Interactive Corporation and Provide Commerce, Inc. (filed as Exhibit 2.1 to FTD Companies, Inc.’s Current Report on Form 8-K/A filed with the SEC on July 31, 2014 and incorporated herein by reference).

2.                                      Investor Rights Agreement, dated December 31, 2014, by and between Liberty Interactive Corporation and FTD Companies, Inc. (filed as Exhibit 10.1 to FTD Companies, Inc.’s Current Report on Form 8-K filed with the SEC on December 31, 2014 and incorporated herein by reference).

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information in this statement is true, complete and correct.

Dated: January 9, 2015

LIBERTY INTERACTIVE CORPORATION

By:	/s/ Craig Troyer
	Name:	Craig Troyer
	Title:	Vice President and Deputy General Counsel

INDEX TO EXHIBITS

1.                                       Stock Purchase Agreement, dated July 30, 2014, by and among FTD Companies, Inc., Liberty Interactive Corporation and Provide Commerce, Inc. (filed as Exhibit 2.1 to FTD Companies, Inc.’s Current Report on Form 8-K/A filed with the SEC on July 31, 2014 and incorporated herein by reference).

2.                                       Investor Rights Agreement, dated December 31, 2014, by and between Liberty Interactive Corporation and FTD Companies, Inc. (filed as Exhibit 10.1 to FTD Companies, Inc.’s Current Report on Form 8-K filed with the SEC on December 31, 2014 and incorporated herein by reference).

ANNEX A

DIRECTORS AND EXECUTIVE OFFICERS OF

LIBERTY INTERACTIVE

CORPORATION

The name and present principal occupation of each director and executive officer of Liberty Interactive Corporation are set forth below. Unless otherwise noted, the business address for each person listed below is c/o Liberty Interactive Corporation, 12300 Liberty Boulevard, Englewood, Colorado 80112. To the knowledge of Liberty Interactive Corporation, all executive officers and directors listed on this Annex A are United States citizens, except for M. Ian G. Gilchrist, who is a citizen of the United States and Canada.

Name and Business Address (If Applicable)	Principal Occupation and Principal Business (If Applicable)
John C. Malone	Chairman of the Board and Director of Liberty
Gregory B. Maffei	President and Chief Executive Officer of Liberty; Director of Liberty
Michael A. George	Director of Liberty; President and Chief Executive Officers, QVC, Inc.
M. Ian G. Gilchrist	Director of Liberty
Evan D. Malone	Director of Liberty
David E. Rapley	Director of Liberty
M. LaVoy Robison 1727 Tremont Place Denver, Colorado 80202	Director of Liberty
Larry E. Romrell	Director of Liberty
Andrea L. Wong	Director of Liberty
Richard N. Baer	Senior Vice President and General Counsel of Liberty
Albert E. Rosenthaler	Senior Vice President of Liberty
Christopher W. Shean	Senior Vice President and Chief Financial Officer of Liberty